EXHIBIT 21.1

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	STATE OF FORMATION OR INCORPORATION

Lotus Aviation Leasing, LLC (100% subsidiary of Harbor Diversified, Inc.)	Delaware

Air Wisconsin Funding LLC (100% subsidiary of Harbor Diversified, Inc.)	Delaware

Harbor Therapeutics, Inc. (100% subsidiary of Harbor Diversified, Inc.)	Delaware

AWAC Aviation, Inc. (100% subsidiary of Harbor Diversified, Inc.)	Delaware

Air Wisconsin Airlines LLC (100% subsidiary of AWAC Aviation, Inc.)	Delaware